September 15, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-6010

Attn:	Mr. Larry Spirgel

Re:	Nabriva Therapeutics AG

Registration Statement on Form F-1

File No. 333-205073

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Nabriva Therapeutics AG that the effectiveness of the Registration Statement on Form F-1 (Registration No. 333-205073) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on September 17, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters will have effected as of September 15, 2015 approximately the following distribution of the preliminary prospectus:

940 to institutions;

200 to prospective underwriters; and

345 to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

LEERINK PARTNERS LLC
RBC CAPITAL MARKETS, LLC

By: LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald, Esq.

Name:	John I. Fitzgerald, Esq.
Title:	Managing Director

By: RBC CAPITAL MARKETS, LLC

By:	/s/ Noël Brown

Name:	Noël Brown
Title:	Managing Director